Exhibit 4

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form F-3 No. 333-171655) of our report dated March 21, 2011, with respect to the consolidated financial statements of Compugen Ltd., and the effectiveness of internal control over financial reporting of Compugen Ltd, included in the Annual Report (Form 20-F) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	Kost Forer Gabbay & Kasierer
August 30, 2011	A Member of Ernst & Young Global